UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Keithley Instruments, Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
487584 10 4
(CUSIP Number)
Joseph P. Keithley
28775 Aurora Road
Solon, Ohio 44139-1891
(440) 248-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	487584 10 4	Page	2	of	6

1.	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of Above Persons (entities only): Joseph P. Keithley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	487584 10 4	Page	3	of	6

1.	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of Above Persons (entities only): 34-1581748 Keithley Investment Co. Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	4	of	6
     This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) relates to the common shares, without par value (the “Common Shares”), of Keithley Instruments, Inc., an Ohio corporation (the “Company”), and is being filed to report that Joseph P. Keithley and Keithley Investment Limited Partnership have ceased to be beneficial owners of more than five percent of the Common Shares. Capitalized terms that are not defined herein have the meanings given to them in Amendment No. 9 to Schedule 13D dated October 5, 2010.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of the Schedule 13D is hereby amended to include the following:
     On November 19, 2010, the shareholders of the Company, including Joseph P. Keithley and pursuant to the Voting Agreement, the Family Partnership, voted to approve and adopt the Merger Agreement. As of December 8, 2010, the effective time of the Merger, all outstanding Common Shares and Class B Shares of the Company were cancelled and converted into the right to receive $21.60 per share in cash without interest, including the all Common Shares (and Common Shares issuable upon the conversion of Class B Shares) beneficially owned by Joseph P. Keithley and the Family Partnership.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 of the Schedule 13D is hereby amended to include the following:
     (e) As a result of the Merger, Joseph P. Keithley and the Family Partnership ceased to be beneficial owners of more than five percent of the Common Shares on December 8, 2010. The Common Shares were delisted from The New York Stock Exchange, Inc. and ceased trading at the close of business on December 8, 2010. Accordingly, Joseph P. Keithley and the Family Partnership have no further interest in the Company. This is the final amendment to the Schedule 13D and an exit filing.

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	5	of	6
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1.	Agreement among the Investors to file a joint statement on Schedule 13D

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	6	of	6
SIGNATURES
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of December 8, 2010.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership
By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley
Joseph P. Keithley